

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2008

By Facsimile ((805) 388-7565) and U.S. Mail

Michael B. Green, Esq.
Vice President, General Counsel
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012

>   **Re: Vitesse Semiconductor Corporation**
>   **Schedule TO-I filed December 1, 2008**
>   **File No. 005-42031**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1.   Please advise us as to why you believe that your financial statements are not material information to security holders in this offer. Refer to Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A.

2.   We note that you are not eligible to use Form S-8. Please advise us as to how you are complying with the requirements of the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Please also specifically address the compensatory purpose of the offer.

Offer to Exchange

3.   We note that option holders will be eligible to participate in the offer only if they remain employed through the date on which the Compensation Committee meets to approve the grant of new securities in January 2009. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise throughout the offer document and the letter of transmittal. Also, tell us what consideration you have given to distributing revised or supplemental offer materials to eligible participants.

Closing Information

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions